Filed pursuant to Rule 433
File numbers 333-123150 and
333-123150-01
September 15, 2006
FINAL TERM SHEET
ENTERPRISE PRODUCTS OPERATING L.P.
8.375% Fixed/Floating Rate Junior Subordinated Notes due 2066 (“Notes”)
Guaranteed to the extent described in the description of securities attached hereto as Appendix A by Enterprise Products Partners L.P.
This issuance of Notes is a further issuance of the 8.375% Fixed/Floating Rate Junior Subordinated Notes due 2066 of Enterprise Products Operating L.P., which were originally issued in an aggregate principal amount of $300,000,000 on July 18, 2006, and an additional aggregate amount of $200,000,000 of which were issued on August 25, 2006. The Notes have the same CUSIP number and will trade interchangeably with such $500,000,000 currently outstanding aggregate principal amount of notes. Appendix A hereto contains a description of the general terms of the Notes and certain other information. Appendix B hereto contains a description of the capitalization of the Enterprise Products Partners L.P. In the event that there is any inconsistency between the information set forth in this Final Term Sheet and the information set forth in Appendix A or Appendix B, respectively, the information set forth in this Final Term Sheet shall govern.

Issuer:	Enterprise Products Operating L.P.

Principal Amount:	$50,000,000

Security Type:	Junior Subordinated Notes due 2066

Legal Format:	SEC Registered

Trade Date:	September 15, 2006

Settlement Date:	September 20, 2006

Maturity Date:	August 1, 2066

Price to Public:	104.154%

Public Offering Price:	$52,077,000

Net Proceeds to Issuer After Deducting Underwriting Commissions and Expenses before Accrued Interest:	$51,615,000

Use of Proceeds:	To temporarily reduce borrowings outstanding under our multi-year revolving credit facility or for general partnership purposes

Accrued Interest to Issuer:	$721,180.56; 8.375% accrued from July 18, 2006 to and including September 19, 2006

Total Proceeds to Issuer:	$52,336,180.56

Interest during Fixed Rate Period:	From July 18, 2006 to August 1, 2016, at the annual rate of 8.375%, payable semi-annually in arrears on February 1 and August 1 of each year, commencing on February 1, 2007, subject to the Issuer’s right to defer interest on one or more occasions for up to ten consecutive years.

Interest during Floating Rate Period:	From August 1, 2016 through maturity at a floating rate based on the 3-month LIBOR Rate plus 370.75 basis points, reset quarterly, payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, subject to the Issuer’s right to defer interest on one or more occasions for up to ten consecutive years.

Benchmark Treasury:	4.875% due August 15, 2016

Spread to Benchmark:	300 basis points (3.00%)

Treasury Strike:	4.761%

Optional Redemption:	On or after August 1, 2016, in whole or in part at 100% of the principal amount plus accrued and unpaid interest.

Prior to August 1, 2016, in whole or in part upon payment of a make-whole redemption price equal to (a) all accrued and unpaid interest to but not including the redemption date, plus (b) the greater of (1) 100% of the principal amount of the Notes being redeemed and (2) as determined by the Independent Investment Banker, the sum of the present values of remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued to the redemption date) being redeemed from the redemption date to August 1, 2016, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 50 basis points.

Denomination:	$1,000

CUSIP/ISIN:	293791AV1 / US293791AV15

Sole Book-Runner:	Lehman Brothers Inc.
Terms used but not defined in this term sheet have the meanings assigned to them in Appendix A.
The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer or the sole book-runner will arrange to send you the prospectus if you request it by calling: Lehman Brothers 1-888-603-5847.

APPENDIX A
       Unless the context otherwise requires, “our,” “we,” “us” and “Enterprise” as used in this document refer solely to Enterprise Products Operating L.P. and do not include our parent, Enterprise Products Partners L.P., or any of our subsidiaries or unconsolidated affiliates. “Enterprise Parent” and “Parent Guarantor” as used in this document refer to Enterprise Products Partners L.P. and not its subsidiaries or unconsolidated affiliates.
RISK FACTORS
       An investment in the notes involves certain risks. If any of these risks were to occur, our business, results of operations, cash flows and financial condition could be materially adversely affected. In that case, the value of the notes could decline, and you could lose part or all of your investment.
Risks Relating to the Notes
We may elect to defer interest payments on the notes at our option for one or more periods of up to ten consecutive years.
       We may elect to defer payment of all or part of the current and accrued interest otherwise due on the notes for one or more periods of up to ten consecutive years, as described under “Description of the Notes — Optional Deferral of Interest.” If we exercise this option, you will not receive any current income on your investment in the notes during such deferral period. In addition, although we are not permitted to defer payment of interest for more than ten consecutive years, we are permitted to defer interest for multiple periods of less than ten years without triggering an event of default.
We will not be able to pay current interest on the notes until we have paid all Deferred Interest, which could have the effect of extending interest deferral periods.
       We will be prohibited from paying current interest on the notes until we have paid all Deferred Interest on the notes, even if we have cash available from other sources. As a result, we will not be able to pay current interest on the notes, even if we have funds available to pay such current interest, if we do not have available funds to pay all Deferred Interest.
The notes are subordinated to substantially all of our direct indebtedness.
       Our payment obligations under the notes are unsecured and will be subordinate and rank junior in right of payment to all of our current and future “senior indebtedness,” including our indebtedness for borrowed money, indebtedness evidenced by bonds, debentures, notes or similar instruments, obligations arising from or with respect to guarantees and direct credit substitutes, obligations associated with hedges and derivative products, capitalized lease obligations and other senior indebtedness, excluding our trade account payables, certain other liabilities arising in the ordinary course of our business, any of our indebtedness which by its terms is expressly made equal in rank with or subordinated to the notes and indebtedness owed by us to our majority-owned subsidiaries. We cannot make any payments on the notes if we have defaulted on a payment of senior indebtedness and do not cure the default within the applicable grace period, or if the senior indebtedness becomes immediately due because of a default and has not yet been paid in full.
       As a result of the subordination provisions discussed in “Description of the Notes — Subordination; Ranking of the Notes,” in the event of our insolvency, funds that we would otherwise use to pay the holders of the notes will be used to pay the holders of our senior indebtedness to the extent necessary to pay such indebtedness in full. As a result of those payments, the notes may recover less, ratably, than the holders of our senior indebtedness. In addition, the holders of all of our senior indebtedness may, under certain circumstances, restrict or prohibit us from making payments on the notes.
       The indenture does not limit our ability to incur additional indebtedness and other obligations, including indebtedness and other obligations that rank senior to or pari passu with the notes. At June 30, 2006, the direct indebtedness of Enterprise that is senior to the notes totaled approximately $4.8 billion. In addition, the notes will be effectively subordinated to all of our subsidiaries’ and unconsolidated affiliates’ existing and future indebtedness and other obligations. At June 30, 2006, indebtedness of our subsidiaries and unconsolidated affiliates totaled approximately $552.7 million.

If interest on the notes is deferred, holders of the notes will be required to recognize income for United States federal income tax purposes at the time interest accrues regardless of their method of accounting before they actually receive interest payments in cash.
       If we defer interest payments on the notes, each holder of the notes will be required to accrue income for United States federal income tax purposes in the amount of the Deferred Interest on the notes, in the form of original issue discount. In that event, you, as a holder of notes,

•	will recognize income for United States federal income tax purposes in advance of the receipt of cash corresponding to that income even if you are on the cash basis of accounting; and

•	will not receive the cash related to that income from us if you dispose of your notes prior to the applicable record date for any payments of those amounts.
The interest rate of the notes will fluctuate when the fixed rate period ends, and may from time to time decline below the fixed rate.
       After the conclusion of the Fixed Rate Period for the notes, on August 1, 2016, the notes will begin to bear interest at a floating rate equal to the 3-month LIBOR Rate for the related interest period plus 3.7075%. The floating rate may be volatile over time and could be substantially less than the fixed rate. In addition to experiencing a decline in current interest income, holders of the notes could also encounter a reduction in the value of their notes.
We may elect to cause the redemption of the notes when prevailing interest rates are relatively low.
       We may redeem the notes:

•	in whole or in part, on one or more occasions at any time on or after August 1, 2016 at 100% of their principal amount plus accrued and unpaid interest, as discussed under “Description of the Notes — Redemption;” or

•	in whole or in part at any time prior to August 1, 2016 upon payment of the Make-Whole Redemption Price, as discussed under “Description of the Notes — Redemption.”
       We may choose to redeem the notes for a variety of reasons, including when prevailing interest rates are lower than the then applicable interest rate on the notes. In that case, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes.
Enterprise Parent’s guarantee of the notes is subordinate to all of its senior indebtedness.
       Enterprise Parent’s guarantee of the notes will be subordinate and rank junior in right of payment to all of its current and future “senior indebtedness,” including Enterprise Parent’s indebtedness for borrowed money, indebtedness evidenced by bonds, debentures, notes or similar instruments, obligations arising from or with respect to guarantees and direct credit substitutes, obligations associated with hedges and derivative products, capitalized lease obligations and other senior indebtedness, excluding its trade account payables, certain other liabilities arising in the ordinary course of its business, any indebtedness which by its terms is expressly made equal in rank with or subordinated to its guarantee of the notes and obligations owed by Enterprise Parent to its majority-owned subsidiaries. Enterprise Parent will not be permitted to make any payments under the guarantee if it has defaulted on a payment of senior indebtedness.
We may require cash from our subsidiaries to make payments on the notes.
       We conduct the majority of our operations through our subsidiaries and unconsolidated affiliates, some of which are not wholly-owned, and we rely to a significant extent on interest payments, dividends, proceeds from inter-company transactions and loans from those entities to meet our obligations for payment of principal and interest on our outstanding debt obligations and corporate expenses, including interest payments on the notes, which may be subject to contractual restrictions. Accordingly, the notes are structurally subordinated to all existing and future liabilities of our subsidiaries and unconsolidated affiliates. Holders of notes should look only to our assets and the assets of Enterprise Parent, and not any of our subsidiaries or unconsolidated affiliates, for payments on the notes. If we are unable to obtain cash from such entities to fund required payments in respect of the notes, we may be unable to make payments of principal of or interest on the notes.
Our right to redeem or repurchase the notes is limited by a covenant that we are making in favor of certain other debtholders.
       By their terms, the notes may be redeemed by us before their maturity as described in “Description of the Notes — Redemption.” However, we are a party to a “Replacement Capital Covenant,” which is described under “Certain Terms of the Replacement Capital Covenant,” that will limit our right to redeem or repurchase notes. In the Replacement Capital Covenant, we covenant for the benefit of holders of a designated series of our long-term indebtedness that ranks senior to the notes that we will not redeem or repurchase notes on or before August 1, 2036 unless, subject to certain limitations, during the 180 days prior to the date of that redemption or repurchase we, Enterprise Parent or one of our or its subsidiaries has received a specified amount of proceeds from the sale of qualifying securities that have characteristics that are the same as, or more equity-like than, the applicable characteristics of the notes.
       Our ability to raise proceeds from the sale of securities that qualify under the Replacement Capital Covenant during the 180 days prior to a proposed redemption or repurchase will depend on, among other things, the condition of our business and our financial condition, market conditions at such time as well as the acceptability to prospective investors of the terms of those securities. Accordingly, there could be circumstances where we would wish to redeem or repurchase some or all of the notes and sufficient cash is available for that purpose, but we are restricted from doing so because we have not been able to obtain proceeds from the sale of securities that qualify under the Replacement Capital Covenant.
The trustee has only limited rights of acceleration.
       The trustee may accelerate payment of the principal and accrued and unpaid interest on the notes only upon the occurrence and continuation of an event of default. An event of default is generally limited to payment defaults after giving effect to our deferral rights, and specific events of bankruptcy, insolvency and reorganization relating to us. There is no right to acceleration upon breaches by us of other covenants under the indenture.
The tax accounting for the notes is uncertain.
       We intend to treat the notes as our indebtedness and to treat stated interest on the notes as ordinary interest income that is includible in your gross income at the time the interest is paid or accrued, in accordance with your regular method of tax accounting. By purchasing the notes you agree to report income on this basis. However, the determination of whether an instrument is indebtedness is an inherently factual one. Because there are no regulations, rulings or other authorities that address the United States federal income tax treatment of debt instruments that are substantially similar to the notes, other treatments of the notes are possible, and we can offer you no assurance that the Internal Revenue Service or a court would agree with our conclusion. See “Certain United States Federal Income Tax Considerations.”
A market may not develop for the notes.
       There is no established trading market for the notes and the notes are not listed on any exchange. An active market for the notes may not develop or be sustained. As a result, we cannot assure you that you will be able to sell your notes or at what price. Although the underwriters have indicated that they intend to make a market in the notes, as permitted by applicable laws and regulations, they are not obligated to do so and may discontinue that market-making at any time without notice.

If a trading market develops for the notes, trading may occur at prices that do not fully reflect the value of Deferred Interest and, as a result, a holder of notes who disposes of his holdings between record dates for interest payments may incur an adverse tax effect.
       A holder of notes who disposes of notes between record dates for payments of interest will not receive an interest payment for the period prior to the disposition but nevertheless will be required to include accumulated but unpaid interest through the date of disposition as ordinary income in such holder’s gross income for United Stated federal income tax purposes. If a trading market develops, the notes may trade at prices that do not fully reflect the value of Deferred Interest. As a result, a holder of notes who sells notes between record dates for interest payments may recognize a capital loss for tax purposes as a result of a portion of the sale proceeds being allocated to Deferred Interest. Any such capital loss may not be available to offset the ordinary income recognized as a result of the Deferred Interest because, subject to limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.
The aftermarket price of the notes may be discounted significantly if we defer interest payments.
       If a deferral of an interest payment occurs or is perceived by the market as being likely to occur, you may be unable to sell your notes at a price that reflects the value of Deferred Interest or the face amount of your notes. To the extent a trading market develops for the notes, that market may not continue during a deferral period, or during periods in which investors perceive that there is a likelihood of a deferral, and you may be unable to sell notes at those times, either at a price that reflects the value of required payments under the notes or at all.
There are restrictions on your ability to resell the notes.
       The notes may not be purchased by or transferred to certain types of benefit plans. See “Certain ERISA Considerations.”
A classification of the notes as common equity by the National Association of Insurance Commissioners may impact U.S. insurance company investors and the value of the notes.
       The Securities Valuation Office, or “SVO,” of the National Association of Insurance Commissioners, or “NAIC,” may from time to time classify securities in U.S. insurance company investors’ portfolios as debt, preferred equity or common equity instruments. Under the written guidelines outlined by the SVO, it is not always clear which securities will be classified as debt, preferred equity or common equity or which features are specifically relevant in making this determination. We understand that the SVO is currently reviewing a number of securities for classification, some of which may have structural features similar to the notes. We are also aware that the SVO has classified several securities with structural features similar to the notes, either definitively or preliminarily, as common equity. For this reason, there is a risk that the notes may be classified as common equity, if reviewed and classified by the SVO. The NAIC classification of an investment directly affects certain U.S. insurance company investors because it determines the amount of capital required for such an investment by such investors, but it is not determinative in any way in respect of any other tax, accounting or legal considerations for investors generally. If the NAIC were to classify the notes as common equity, the willingness of certain U.S. insurance company investors to hold the notes could be reduced, which in turn could reduce the price of the notes in any available after-market.
Risks Related to Our Business
       We are incorporating in this section by reference and you should review and consider carefully the risk factors related to our partnership and business contained in Enterprise Parent’s Annual Report on Form 10-K for the year ended December 31, 2005, which it filed with the Securities and Exchange Commission on February 27, 2006 and which is incorporated by reference herein. Set forth below are certain of the risk factors appearing in Enterprise Parent’s Annual Report on Form 10-K.

Changes in the prices of hydrocarbon products may materially adversely affect our results of operations, cash flows and financial condition.
       We operate predominantly in the midstream energy sector which includes gathering, transporting, processing, fractionating and storing natural gas, NGLs and crude oil. As such, our results of operations, cash flows and financial condition may be materially adversely affected by changes in the prices of these hydrocarbon products and by changes in the relative price levels among these hydrocarbon products. Generally, the prices of natural gas, NGLs, crude oil and other hydrocarbon products are subject to fluctuations in response to changes in supply, demand, market uncertainty and a variety of additional factors that are impossible to control. These factors include:

•	the level of domestic production;

•	the availability of imported oil and natural gas;

•	actions taken by foreign oil and natural gas producing nations;

•	the availability of transportation systems with adequate capacity;

•	the availability of competitive fuels;

•	fluctuating and seasonal demand for oil, natural gas and NGLs; and

•	conservation and the extent of governmental regulation of production and the overall economic environment.
       We are exposed to natural gas and NGL commodity price risk under certain of our natural gas processing and gathering and NGL fractionation contracts that provide for our fees to be calculated based on a regional natural gas or NGL price index or to be paid in-kind by taking title to natural gas or NGLs. A decrease in natural gas and NGL prices can result in lower margins from these contracts, which may materially adversely affect our results of operations, cash flows and financial position.
A decline in the volume of natural gas, NGLs and crude oil delivered to our facilities could adversely affect our results of operations, cash flows and financial condition.
       Our profitability could be materially impacted by a decline in the volume of natural gas, NGLs and crude oil transported, gathered or processed at our facilities. A material decrease in natural gas or crude oil production or crude oil refining, as a result of depressed commodity prices, a decrease in exploration and development activities or otherwise, could result in a decline in the volume of natural gas, NGLs and crude oil handled by our facilities.
       The crude oil, natural gas and NGLs available to our facilities will be derived from reserves produced from existing wells, which reserves naturally decline over time. To offset this natural decline, our facilities will need access to additional reserves. Additionally, some of our facilities will be dependent on reserves that are expected to be produced from newly discovered properties that are currently being developed.
       Exploration and development of new oil and natural gas reserves is capital intensive, particularly offshore in the Gulf of Mexico. Many economic and business factors are beyond our control and can adversely affect the decision by producers to explore for and develop new reserves. These factors could include relatively low oil and natural gas prices, cost and availability of equipment and labor, regulatory changes, capital budget limitations, the lack of available capital or the probability of success in finding hydrocarbons. For example, a sustained decline in the price of natural gas and crude oil could result in a decrease in natural gas and crude oil exploration and development activities in the regions where our facilities are located. This could result in a decrease in volumes to our offshore platforms, natural gas processing plants, natural gas, crude oil and NGL pipelines, and NGL fractionators, which would have a material adverse affect on our results of operations, cash flows and financial position. Additional reserves, if discovered, may not be developed in the near future or at all.

A decrease in demand for NGL products by the petrochemical, refining or heating industries could materially adversely affect our results of operations, cash flows and financial position.
       A decrease in demand for NGL products by the petrochemical, refining or heating industries, whether because of general economic conditions, reduced demand by consumers for the end products made with NGL products, increased competition from petroleum-based products due to pricing differences, adverse weather conditions, government regulations affecting prices and production levels of natural gas or the content of motor gasoline or other reasons, could materially adversely affect our results of operations, cash flows and financial position. For example:
       Ethane. If natural gas prices increase significantly in relation to ethane prices, it may be more profitable for natural gas producers to leave the ethane in the natural gas stream to be burned as fuel than to extract the ethane from the mixed NGL stream for sale.
       Propane. The demand for propane as a heating fuel is significantly affected by weather conditions. Unusually warm winters could cause the demand for propane to decline significantly and could cause a significant decline in the volumes of propane that we transport.
       Isobutane. A reduction in demand for motor gasoline additives may reduce demand for isobutane. During periods in which the difference in market prices between isobutane and normal butane is low or inventory values are high relative to current prices for normal butane or isobutane, our operating margin from selling isobutane could be reduced.
       Propylene. A downturn in the domestic or international economy could cause reduced demand for propylene, which could cause a reduction in the volumes of propylene that we produce and expose our investment in inventories of propane/propylene mix to pricing risk due to requirements for short-term price discounts in the spot or short-term propylene markets.
If we were to become subject to entity level taxation for federal or state tax purposes, then our cash available for payment on the notes would be substantially reduced.
       If we were treated as a corporation for United States federal income tax purposes, we would pay United States federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and we likely would pay state taxes as well. Because a tax would be imposed upon us as a corporation, the cash available for payment on the notes would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in our anticipated cash flows and could cause a reduction in the value of the notes.
       Current law may change, causing us to be treated as a corporation for United States federal income tax purposes or otherwise subjecting us to entity level taxation. For example, because of widespread state budget deficits, certain states, including Texas, have taken steps to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. To the extent any state imposes an income tax or other tax upon us as an entity, the cash available for payments on the notes would be reduced.
A successful IRS contest of the United States federal income tax positions we take may adversely impact the market for the notes, and the costs of any contests will reduce cash available for payment on the notes.
       The IRS may adopt positions that differ from the positions we take, even positions taken with advice of counsel. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest with the IRS may materially and adversely impact the market for the notes. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in the amount of cash available to us to pay the principal of, and interest and premium, if any, on the notes.

RATIOS OF EARNINGS TO FIXED CHARGES
       The following table sets forth Enterprise Parent’s ratios of earnings to fixed charges for each of the periods indicated, calculated pursuant to SEC rules.

Year Ended December 31,					Six Months Ended
					June 30,
2001	2002	2003	2004	2005	2006

5.10	2.07	2.02	2.69	2.69	2.80
       For purposes of computing the ratio of earnings to fixed charges, “earnings” is the aggregate of the following items:

•	pre-tax income or loss from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees;

•	plus fixed charges;

•	plus distributed income of equity investees;

•	less capitalized interest; and

•	less minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.
       The term “fixed charges” means the sum of the following:

•	interest expensed and capitalized, including amortized premiums, discounts and capitalized expenses related to indebtedness; and

•	an estimate of the interest within rental expenses.
       The pro forma application of proceeds from the sale of notes in this offering to temporarily reduce borrowings outstanding under our revolving credit facility would not result in a change of ten percent or greater in the ratio of earnings to fixed charges.
DESCRIPTION OF THE NOTES
       We have summarized below certain material terms and provisions of the notes. This summary is not a complete description of all of the terms and provisions of the notes. You should read carefully the section entitled “Description of Debt Securities” in the prospectus which is included in our Registration Statement on Form S-3 (Registration No. 333-123150) for a description of other material terms of the notes, the Guarantee and the indenture. For more information, we refer you to the notes, the indenture and the supplemental indenture, forms of which are available from us. We urge you to read the indenture and supplemental indenture because they, and not this description, define your rights as an owner of the notes.
       The notes are being issued under an Indenture dated as of October 4, 2004 among Enterprise Products Operating L.P., as issuer, Enterprise Products Partners L.P., as parent guarantor, any subsidiary guarantors party thereto, and Wells Fargo Bank, National Association, as trustee, as supplemented by an amended and restated supplemental indenture establishing the terms of the notes, which we refer to collectively as the “indenture.” References in this section to “Enterprise” and the terms “we”, “us”, “our” and like phrases refer solely to Enterprise Products Operating L.P. and do not include our parent, Enterprise Products Partners L.P., or any of our subsidiaries or unconsolidated affiliates. References in this section to the “Parent Guarantor” refer solely to Enterprise Products Partners L.P. and not its subsidiaries or unconsolidated affiliates. References in this section to the “Guarantee” refer to the Parent Guarantor’s guarantee of payments on the notes.
       We may from time to time, without notice to or the consent of the holders of the notes, create and issue further notes having the same terms and conditions as, and ranking equally and ratably with, the notes offered hereby in all respects, except for issue date, issue price and, if applicable, first interest payment date.

       In addition to the notes offered by this document, as of June 30, 2006, there were outstanding under the above-referenced indenture $500 million in aggregate principal amount of 4.000% senior notes E due 2007, $500 million in aggregate principal amount of 4.625% senior notes F due 2009, $650 million in aggregate principal amount of 5.600% senior notes G due 2014, $350 million in aggregate principal amount of 6.650% senior notes H due 2034, $250 million in aggregate principal amount of 5.00% senior notes I due 2015, $250 million in aggregate principal amount of 5.75% senior notes J due 2035 and $500 million in aggregate principal amount of 4.950% senior notes K due 2010. In addition, the $300 million aggregate principal amount of notes that we issued on July 18, 2006 and the $200 million aggregate principal amount of notes that we issued on August 25, 2006 are outstanding under the indenture.
General
       The notes:

•	will be issued in an aggregate principal amount of $50,000,000;

•	will be issued in denominations of $1,000 and integral multiples thereof;

•	are general unsecured junior subordinated obligations of Enterprise;

•	will bear interest from July 18, 2006 to August 1, 2016 at an annual rate of 8.375%, payable semi-annually in arrears on February 1 and August 1 of each year, commencing February 1, 2007, and thereafter, at an annual rate equal to the 3-month LIBOR Rate for the related interest period plus 3.7075%, payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, commencing November 1, 2016;

•	provide that we may elect to defer payment of all or part of the current and accrued interest otherwise due on the notes for multiple periods of up to ten consecutive years as described below under “— Optional Deferral of Interest”;

•	mature on August 1, 2066 and are not redeemable by us prior to August 1, 2016 without payment of a make-whole premium;

•	are subordinated in right of payment, to the extent set forth in the indenture, to all of our existing and future senior indebtedness and senior obligations; and

•	are guaranteed on an unsecured and junior subordinated basis by the Parent Guarantor, solely to the extent described below under “— Parent Guarantee”.
       The indenture does not limit our incurrence or issuance of other senior, pari passu or subordinated debt, whether under the indenture relating to the notes or any existing or other indenture or agreement that we may enter into in the future or otherwise. As of June 30, 2006, the direct indebtedness of Enterprise that is senior to the notes totaled approximately $4.8 billion.
Interest Rate and Interest Payment Dates
       The notes will bear interest from July 18, 2006 to August 1, 2016, which we refer to as the “Fixed Rate Period,” at an annual rate of 8.375%, payable semi-annually in arrears on February 1 and August 1 of each year, commencing February 1, 2007, and thereafter, which we refer to as the “Floating Rate Period,” at an annual rate equal to the 3-month LIBOR Rate for the related interest period plus 3.7075%, payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, commencing November 1, 2016.
       Interest payments not paid when due will accrue interest at the then applicable rate of interest on the amount of unpaid interest, to the extent permitted by law, compounded semi-annually during the Fixed Rate Period and quarterly during the Floating Rate Period. The amount of interest payable during the Fixed Rate Period will be computed based on a 360-day year consisting of twelve 30-day months, and the amount of interest payable during the Floating Rate Period will be computed based on a 360-day year and the number of days actually elapsed.
       The amount of interest payable for any period shorter than a full quarterly period will be computed on the basis of the actual number of days elapsed per 30-day month.

Maturity
       The notes will mature on August 1, 2066.
       The notes are non-amortizing and do not have a sinking fund. This means that we are not required to make any principal payments prior to maturity or otherwise set aside amounts in respect of the repayment of the notes prior to their maturity.
Determining the Floating Rate
       Following August 1, 2016, the calculation agent will calculate the floating rate with respect to each interest period and the amount of interest payable on each interest payment date during the Floating Rate Period. The floating rate determined by the calculation agent, absent manifest error, will be binding and conclusive upon the beneficial owners and registered holders of the notes and us. Wells Fargo Bank, National Association will act initially as calculation agent.
       The floating rate for any interest period during the Floating Rate Period will be the 3-month LIBOR Rate plus 3.7075%.
       The “3-month LIBOR Rate” means, for each interest period during the floating rate period, the interest rate per annum shown on Telerate Page 3750 at or about 11:00 a.m., London time, on the second London banking day (the “LIBOR Determination Date”) preceding the first day of the interest period (the “Reset Date”) for deposits in U.S. dollars with a maturity of three months and commencing on the Reset Date. If such rate does not appear on that page or such other page as may replace that page for the purpose of displaying offered rates of leading banks for London interbank deposits in U.S. dollars, the 3-month LIBOR Rate will be determined on the basis of the rates, at approximately 11:00 a.m., London time, on the LIBOR Determination Date, at which U.S. dollar deposits with a maturity of three months in an amount determined by the calculation agent as representative of a single transaction in the relevant market and at the relevant time are offered by four major banks in the London interbank market selected by the calculation agent (“Reference Banks”) to prime banks in the London interbank market for the interest period commencing on the Reset Date. The calculation agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two quotations are provided as requested, the 3-month LIBOR Rate will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the 3-month LIBOR Rate will be the interest rate per annum equal to the average of the rates per annum quoted by three major banks in New York City or Charlotte, North Carolina selected by the calculation agent, at or about 11:00 a.m., New York City time, on the LIBOR Determination Date, for loans in U.S. dollars to leading European banks in amounts that are representative of a single transaction in the relevant market and at the relevant time with a maturity corresponding to the interest period and commencing on the Reset Date. If fewer than three New York City or Charlotte, North Carolina banks selected by the calculation agent are quoting rates, the 3-month LIBOR Rate for the applicable interest period will be the same as for the immediately preceding interest period. For purposes of this definition, “London banking day” means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, England. If the interest period does not correspond to a period for which rates are available, the 3-month LIBOR Rate will be determined through the use of straight-line interpolation by reference to two rates, the first rate to be determined by reference to the period of time for which rates are available next shorter than the length of the interest period and the second to be determined by reference to the period of time for which rates are available next longer than the length of the interest period.
       “Telerate Page 3750” means the display designated on page 3750 on MoneyLine Telerate (or on any successor or substitute page of such service, or any successor to or substitute for such service, providing rate quotations comparable to those currently provided on such page).

Payment and Transfer
       Initially, the notes will be issued only in global form. Beneficial interests in notes in global form will be shown on, and transfers of interests in notes in global form will be made only through, records maintained by DTC and its participants. Notes in definitive form, if any, may be presented for registration of transfer or exchange at the office or agency maintained by us for such purpose (which initially will be the corporate trust office of the trustee located at 45 Broadway, 12th Floor, New York, New York 10006).
       Payment of principal of, premium, if any, and interest on notes in global form registered in the name of DTC’s nominee will be made in immediately available funds to DTC’s nominee, as the registered holder of such global notes. If any of the notes is no longer represented by a global note, payment of interest on the notes in definitive form may, at our option, be made at the corporate trust office of the trustee indicated above or by check mailed directly to holders at their respective registered addresses or by wire transfer to an account designated by a holder.
       The regular record date for interest payable on the notes on any interest payment date during the Fixed Rate Period will be the immediately preceding January 15 or July 15, as the case may be, and during the Floating Rate Period will be the immediately preceding January 15, April 15, July 15 and October 15, as the case may be.
       No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any transfer tax or other governmental charge payable in connection therewith. We are not required to register the transfer of or exchange any notes selected for redemption or for a period of 15 days before mailing a notice of redemption of notes.
       The registered holder of notes will be treated as the owner of such notes for all purposes, and all references in this Description of the Notes to “holders” mean holders of record, unless otherwise indicated.
Optional Deferral of Interest
       So long as no event of default (as defined below under “— Events of Default”) has occurred and is continuing, we may elect to defer payment of all or part of the current and accrued interest otherwise due on the notes provided that:

•	we may not optionally defer interest payments once we have failed to pay interest otherwise due for a period of ten consecutive years for any reason; and

•	we may not optionally defer interest payments on or after the maturity date of, or redemption date for, the notes.
       Deferred interest not paid on an interest payment date will bear interest from that interest payment date until paid at the then prevailing interest rate on the notes, compounded semi-annually during the Fixed Rate Period and quarterly during the Floating Rate period. We refer to such deferred interest, the interest accrued thereon and any accrued and unpaid interest on any interest payment date during a deferral period collectively as “Deferred Interest,” and we refer to a period during which we have elected to defer payment of interest on the notes as an “Optional Deferral Period.” Once we pay all Deferred Interest resulting from our optional deferral, such Optional Deferral Period will end and we may later defer interest again for a new Optional Deferral Period, subject to the same limitations described above.
       We will provide the trustee with written notice of any optional deferral of interest at least ten and not more than 60 business days prior to the applicable interest payment date, other than in the case of an optional deferral in connection with certain defaults on senior indebtedness as described under “— Subordination; Ranking of the Notes,” and any such notice will be forwarded promptly by the trustee to each holder of record of the notes.
       We have no current intention to exercise our right to defer interest payments.

Distribution Stopper
       Unless each of the following conditions, which we refer to as “Payment Conditions,” has been satisfied:

•	all Deferred Interest on the notes has been paid in full as of the most recent interest payment date;

•	no event of default has occurred and is continuing; and

•	the Parent Guarantor is not in default of its obligations under the Guarantee, then, subject to the exceptions described below:

•	we and the Parent Guarantor will not declare or make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of our respective equity securities;

•	we and the Parent Guarantor will not and will cause our respective majority-owned subsidiaries not to make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any of our debt securities (including securities similar to the notes) that contractually rank equally with or junior to the notes; and

•	we and the Parent Guarantor will not and will cause our respective majority-owned subsidiaries not to make any guarantee payments with respect to the securities described in the previous bullet point.
       Notwithstanding the foregoing, we, the Parent Guarantor and any of our respective subsidiaries may take any of the following actions at any time, including during an Optional Deferral Period:

•	make any distribution, redemption, liquidation, interest, principal or guarantee payment in the form of our respective equity securities;

•	make any regularly scheduled dividend or distribution payments declared prior to the failure of the relevant Payment Condition or the occurrence of such deferral period;

•	make any repurchases, redemptions or other acquisitions of our respective equity securities in connection with any employee benefit plans or any other contractual obligation entered into prior to the failure of the relevant Payment Condition or the occurrence of such deferral period;

•	make payments under (1) the notes and securities similar to the notes that are pari passu with the notes and (2) the Guarantee and similar guarantees associated with any instruments that are pari passu with the notes, in each case, so long as any such payments are made on a pro rata basis with the notes and the Guarantee, respectively;

•	make payments or distributions in connection with a reclassification of our respective equity securities, so long as that reclassification does not result in the issuance of securities senior to the notes; and

•	purchase fractional interests of our respective equity securities in connection with any split, reclassification or similar transaction.
Redemption
       We may redeem the notes before their maturity, subject to the Replacement Capital Covenant discussed in “Certain Terms of the Replacement Capital Covenant”:

•	in whole or in part, on one or more occasions at any time on or after August 1, 2016 at 100% of their principal amount plus accrued and unpaid interest; or

•	in whole or in part at any time prior to August 1, 2016 (an “Early Redemption”) upon payment of the Make-Whole Redemption Price (as defined below under “ — Early Redemption”).

       Notes called for redemption become due on the redemption date. Notices of optional redemption will be mailed at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. The notice of optional redemption for the notes will state, among other things, the amount of notes to be redeemed, the redemption date, the method of calculating the redemption price and each place that payment will be made upon presentation and surrender of notes to be redeemed. If less than all of the notes are redeemed at any time, the trustee will select the notes to be redeemed on a pro rata basis or by any other method the trustee deems fair and appropriate. Unless we default in payment of the redemption price, interest will cease to accrue on the redemption date with respect to any notes called for optional redemption.
Early Redemption
       We may redeem the notes in whole or in part at any time prior to August 1, 2016 upon payment of the Make-Whole Redemption Price.
       The “Make-Whole Redemption Price” will be equal to (a) all accrued and unpaid interest to but not including the redemption date, plus (b) the greater of (1) 100% of the principal amount of the notes being redeemed and (2) as determined by the Independent Investment Banker, the sum of the present values of remaining scheduled payments of principal and interest on the notes (exclusive of interest accrued to the redemption date) being redeemed from the redemption date to August 1, 2016 (the “Remaining Life”), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 0.50%.
       “Treasury Yield” means, with respect to any redemption date applicable to the notes, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding the redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for the redemption date.
       “Comparable Treasury Price” means, with respect to any redemption date, (a) the bid price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) at 4:00 p.m. on the third business day preceding the redemption date, as set forth on Telerate Page 500 (or such other page as may replace Telerate Page 500), or (b) if such page (or any successor page) is not displayed or does not contain such bid prices at such time, the average of the Reference Treasury Dealer Quotations obtained by the trustee for the redemption date.
       “Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life; however, if no maturity is within three months before or after the end of the Remaining Life, yields for two published maturities most closely corresponding to such United States Treasury security will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month.
       “Independent Investment Banker” means any of Wachovia Capital Markets, LLC (and its successors) and Lehman Brothers Inc. (and its successors) or, if no such firm is willing and able to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee and reasonably acceptable to us.
       “Reference Treasury Dealer” means (a) Wachovia Capital Markets, LLC (and its successors) and (b) one other primary United States government securities dealer in New York City selected by the Independent Investment Banker, each of which we refer to as a “Primary Treasury Dealer.” However, if either of the foregoing ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer for such dealer.
       “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the notes, an average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.
Certain Covenants
       No Limitations on Liens. Holders of the notes will not have the benefit of and will not be entitled to enforce the covenant in the indenture restricting the ability of the Parent Guarantor, Enterprise and their respective majority-owned subsidiaries to, create, assume, incur or suffer to exist any mortgage, lien, security interest, pledge, charge or other encumbrance other than Permitted Liens (as defined in “Description of Debt Securities — Certain Covenants” in the accompanying prospectus) upon any Principal Property (as defined in “Description of Debt Securities — Certain Covenants” in the accompanying prospectus) or upon any shares of capital stock of any majority-owned subsidiary owning or leasing, either directly or through ownership in another majority-owned subsidiary, any Principal Property, whether owned or leased on the date of the indenture or thereafter acquired, to secure any indebtedness for borrowed money of the Parent Guarantor or Enterprise or any other person.
       No Restriction on Sale-Leasebacks. Holders of the notes will not have the benefit of and will not be entitled to enforce the covenant in the indenture restricting the ability of the Parent Guarantor, Enterprise and their respective majority-owned subsidiaries to enter into Sale-Leaseback Transactions (as defined in “Description of Debt Securities — Certain Covenants” in the accompanying prospectus).
       Merger, Consolidation or Sale of Assets. Each of the Parent Guarantor and Enterprise will be subject to the restriction in the indenture governing its ability to consolidate with or sell, lease, convey all or substantially all of its assets to, or merge with or into, any partnership, limited liability company or corporation, as described in “Description of Debt Securities — Certain Covenants” in the accompanying prospectus.
Events of Default
       Any one or more of the following events that has occurred and is continuing will constitute an event of default:

•	we fail to pay principal on the notes when due;

•	we fail to pay accrued and unpaid interest on the notes when due and such default continues for 30 days; however, our failure to pay interest during an Optional Deferral Period will not constitute an event of default;

•	we fail to pay accrued and unpaid interest on the notes in full on the first interest payment date that is more than a period of ten consecutive years after the beginning of an Optional Deferral Period that is continuing;

•	certain events of bankruptcy, insolvency or reorganization occur with respect to us; or

•	the Guarantee ceases to be in full force and effect or is declared null and void in a judicial proceeding.
       If an event of default (other than an event of default described in the fourth bullet point above) occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders will, declare the principal of, premium, if any, and interest, including Deferred Interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal, premium and interest will be due and payable immediately.
       If an event of default described in the fourth bullet point above occurs and is continuing, the principal of, premium, if any, and interest, including Deferred Interest, if any, on all the notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders. However, the effect of such provision may be limited by applicable law. The holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction and all existing events of default with respect to the notes, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.
Subordination; Ranking of the Notes
       Our payment obligations under the notes will, to the extent provided in the indenture, be subordinated to the prior payment in full of all of our present and future senior indebtedness, as defined below. The notes will rank senior in right of payment to all of our present and future equity securities.
       The holders of our senior indebtedness will be entitled to receive payment in full of such senior indebtedness before holders of the notes will receive any payment of principal, premium or interest with respect to the notes:

•	upon any payment or distribution of our assets to our creditors in connection with our total or partial liquidation or dissolution; or

•	in a bankruptcy, receivership or similar proceeding relating to us or our property.
       In these circumstances, until our senior indebtedness is paid in full, any distribution to which holders of notes would otherwise be entitled will be made to the holders of senior indebtedness, except that such holders may receive units representing limited partner interests and debt securities that are subordinated to senior indebtedness to at least the same extent as the notes.
       If we do not pay any principal, premium or interest with respect to senior indebtedness within any applicable grace period (including at maturity), or any other default on senior indebtedness occurs and the maturity of such senior indebtedness is accelerated in accordance with its terms, we may not:

•	make any payments of principal, premium, if any, or interest with respect to the notes;

•	make any deposit for the purpose of defeasance of the notes; or

•	repurchase, redeem or otherwise retire any of the notes,
       unless, in either case,

•	the default has been cured or waived and the declaration of acceleration has been rescinded;

•	the senior indebtedness has been paid in full; or

•	we and the trustee receive written notice approving the payment from the representatives of each issue of designated senior indebtedness (as defined below).
       During the continuance of any senior indebtedness default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any designated senior indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, we may not make payments on the notes for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by us and the trustee of written notice of the default, called a “Blockage Notice,” from the representative of any designated senior indebtedness specifying an election to effect a Payment Blockage Period, and will expire 179 days thereafter.
       Generally, “designated senior indebtedness” will include any issue of senior indebtedness of at least $100 million.
       The Payment Blockage Period may be terminated before its expiration:

•	by written notice from the person or persons who gave the Blockage Notice;

•	by repayment in full in cash of the senior indebtedness with respect to which the Blockage Notice was given; or

•	if the default giving rise to the Payment Blockage Period is no longer continuing.
Unless the holders of designated senior indebtedness shall have accelerated the maturity of the senior indebtedness, we may resume payments on the notes after the expiration of the Payment Blockage Period.
       If we do not pay principal, premium or interest with respect to senior indebtedness within any applicable grace period, if any other default on senior indebtedness occurs and the maturity of such senior indebtedness is accelerated in accordance with its terms or if we receive a Blockage Notice, then, notwithstanding the notice periods set forth under “— Optional Deferral of Interest,” we may elect to defer payment of all or part of the current and accrued interest otherwise due on the notes on an interest payment date by giving notice to the trustee of such election not later than the time we must remit payment of interest on the notes to the trustee under the supplemental indenture on such interest payment date. Any such notice will be forwarded promptly by the trustee to each holder of record of the notes. However, we may only exercise this right if we are otherwise entitled to elect to optionally defer payment of interest on the notes as described under “— Optional Deferral of Interest.”
       Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.
       After all senior indebtedness is paid in full and until the notes are paid in full, holders of the notes will be subrogated to the rights of holders of senior indebtedness to receive distributions applicable to senior indebtedness.
       By reason of the subordination, in the event of our insolvency, our creditors who are holders of senior indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the notes.
       The term “senior indebtedness” as used in this section includes our obligations in respect of the principal of, any interest and premium, if any, on and any other payments in respect of any of the following, whether currently outstanding or hereafter created or incurred:

•	indebtedness for borrowed money;

•	indebtedness evidenced by securities, bonds, notes and debentures, including any of the same that are subordinated, issued under indentures or other similar instruments (other than the supplemental indenture setting forth the terms of the notes), and other similar instruments;

•	obligations arising from or with respect to guarantees and direct credit substitutes;

•	obligations arising from or with respect to hedges and derivative products (including, but not limited to, interest rate, commodity and foreign exchange contracts);

•	capitalized lease obligations;

•	obligations arising from or with respect to any letter of credit, banker’s acceptance, security purchase facility, cash management arrangement, or similar transactions;

•	operating leases (but only to the extent the terms of such leases expressly provide that the same constitute “senior indebtedness”);

•	guarantees of any of the foregoing; and

•	any modifications, refundings, deferrals, renewals or extensions of any of the foregoing or any other evidence of indebtedness issued in exchange therefor, but does not include our obligations in respect of:

•	trade accounts payable;

•	any indebtedness incurred for the purchase of goods or materials or for services obtained in the ordinary course of business to the extent that the same is incurred from, and owed to, the vendor of such goods or materials or the provider of such services;

•	any indebtedness which by its terms is expressly made equal in rank and payment with or subordinated to the notes; and

•	indebtedness owed by us to our majority-owned subsidiaries.
       The indenture does not limit our ability to incur additional indebtedness and other obligations, including indebtedness and other obligations that rank senior in priority of payment to or pari passu with the notes. At June 30, 2006, the direct indebtedness of Enterprise that is senior to the notes totaled approximately $4.8 billion. In addition, the notes will be effectively subordinated to all of our subsidiaries’ and unconsolidated affiliates’ existing and future indebtedness and other obligations. At June 30, 2006, indebtedness of our subsidiaries and unconsolidated affiliates totaled approximately $552.7 million.
Parent Guarantee
       The Parent Guarantor will fully and unconditionally guarantee on an unsecured and junior subordinated basis the full and prompt payment of principal of, premium, if any, and interest on the notes, when and as the same become due and payable (other than during an Optional Deferral Period), whether at stated maturity, upon redemption, by declaration of acceleration or otherwise.
       The Parent Guarantor’s obligations under the Guarantee will, to the extent provided in the indenture, be subordinated to the prior payment in full of all present and future senior indebtedness of the Parent Guarantor, as defined below. The Parent Guarantor’s obligations under the Guarantee will rank senior in right of payment to all of its present and future equity securities, including its common units.
       The holders of the Parent Guarantor’s senior indebtedness will be entitled to receive payment in full of such senior indebtedness before holders of the notes receive from the Parent Guarantor any payment of principal, premium or interest with respect to the notes:

•	upon any payment or distribution of the Parent Guarantor’s assets to its creditors in connection with the Parent Guarantor’s total or partial liquidation or dissolution; or

•	in a bankruptcy, receivership or similar proceeding relating to the Parent Guarantor or its property.
       In these circumstances, until the Parent Guarantor’s senior indebtedness is paid in full, any distribution to which holders of notes would otherwise be entitled under the Guarantee will be made to the holders of its senior indebtedness, except that such holders may receive units representing limited partner interests and any debt securities that are subordinated to senior indebtedness to at least the same extent as the Guarantee.
       If the Parent Guarantor does not pay any principal, premium or interest with respect to its senior indebtedness within any applicable grace period (including at maturity), or any other default on its senior indebtedness occurs and the maturity of such senior indebtedness is accelerated in accordance with its terms, the Parent Guarantor may not:

•	make any payments under the Guarantee of principal, premium, if any, or interest with respect to the notes;

•	make any deposit under the Guarantee for the purpose of defeasance of the notes; or

•	advance monies under the Guarantee to repurchase, redeem or otherwise retire any of the notes, unless, in either case,

•	the default has been cured or waived and the declaration of acceleration has been rescinded;

•	the senior indebtedness has been paid in full; or

•	the Parent Guarantor and the trustee receive written notice approving the payment from the representatives of each issue of designated senior indebtedness (as defined below).
       During the continuance of any senior indebtedness default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any designated senior indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, the Parent Guarantor may not make payments under the Guarantee in respect of the notes for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by the Parent Guarantor and the trustee of written notice of the default, called a “Blockage Notice,” from the representative of any designated senior indebtedness specifying an election to effect a Payment Blockage Period, and will expire 179 days thereafter.
       Generally, “designated senior indebtedness” will include any issue of senior indebtedness of at least $100 million.
       The Payment Blockage Period may be terminated before its expiration:

•	by written notice from the person or persons who gave the Blockage Notice;

•	by repayment in full in cash of the senior indebtedness with respect to which the Blockage Notice was given; or

•	if the default giving rise to the Payment Blockage Period is no longer continuing.
Unless the holders of the designated senior indebtedness shall have accelerated the maturity of the senior indebtedness, the Parent Guarantor may resume making payments under the Guarantee in respect of the notes after the expiration of the Payment Blockage Period.
       Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.
       After all senior indebtedness is paid in full and until the notes are paid in full, holders of the notes will be subrogated to the rights of holders of senior indebtedness to receive distributions applicable to senior indebtedness.
       By reason of the subordination, in the event of the Parent Guarantor’s insolvency, its creditors who are holders of senior indebtedness, as well as certain of its general creditors, may recover more, ratably, than the holders of the notes will recover under the Guarantee.
       The term “senior indebtedness” as used in this section includes the Parent Guarantor’s obligations in respect of the principal of, any interest and premium, if any, on and any other payments in respect of any of the following, whether currently outstanding or hereafter created or incurred:

•	indebtedness for borrowed money;

•	indebtedness evidenced by securities, bonds, notes and debentures, including any of the same that are subordinated, issued under indentures or other similar instruments, and other similar instruments;

•	obligations arising from or with respect to guarantees and direct credit substitutes other than the Parent Guarantor’s obligations under the Guarantee;

•	obligations arising from or with respect to hedges and derivative products (including, but not limited to, interest rate, commodity, and foreign exchange contracts);

•	capitalized lease obligations;

•	obligations arising from or with respect to any letter of credit, banker’s acceptance, security purchase facility, cash management arrangement or similar transactions;

•	operating leases (but only to the extent the terms of such leases expressly provide that the same constitute “senior indebtedness”);

•	guarantees of any of the foregoing; and

•	any modifications, refundings, deferrals, renewals or extensions of any of the foregoing or any other evidence of indebtedness issued in exchange therefor, but does not include the Parent Guarantor’s obligations in respect of:

•	trade accounts payable;

•	any indebtedness incurred for the purchase of goods or materials or for services obtained in the ordinary course of business to the extent that the same is incurred from, and owed to, the vendor of such goods or materials or the provider of such services;

•	any indebtedness which by its terms is expressly made equal in rank and payment with or subordinated to the Parent Guarantor’s obligations under the Guarantee; and

•	indebtedness owed by the Parent Guarantor to its majority-owned subsidiaries.
       The obligations under the Guarantee will be structurally subordinated to all indebtedness and other liabilities of the Parent Guarantor’s subsidiaries and unconsolidated affiliates. In the event of an insolvency, liquidation, bankruptcy proceeding or other reorganization of any such entity all of the existing and future liabilities of such entity, including any claims of lessors under capital and operating leases, trade creditors and holders of preferred stock or units of that entity have the right to be satisfied prior to receipt by the Parent Guarantor of any payment on account of its status as an equity owner of such entity. Moreover, the Guarantee does not limit the Parent Guarantor or any of its subsidiaries or unconsolidated affiliates from incurring or issuing other secured or unsecured debt, including senior indebtedness. Accordingly, claimants under the Guarantee should look only to the Parent Guarantor and not to any of its subsidiaries or unconsolidated affiliates for payments under the Guarantee.
Agreement by Purchasers of Certain Tax Treatment
       Each registered holder and beneficial owner of the notes will, by accepting the notes or a beneficial interest therein, be deemed to have agreed that the holder intends that the notes constitute debt and will treat the notes as debt for United States federal, state and local tax purposes.
CERTAIN TERMS OF THE REPLACEMENT CAPITAL COVENANT
       We have summarized below certain terms of the Replacement Capital Covenant. This summary is not a complete description of the Replacement Capital Covenant and is qualified in its entirety by the terms and provisions of the full document.
       We are a party to a Replacement Capital Covenant under which we have covenanted for the benefit of persons that buy, hold or sell a specified series of our long-term indebtedness that ranks senior to the notes, that we will not redeem or repurchase notes on or before August 1, 2036, unless, subject to certain limitations, during the 180 days prior to the date of that redemption or repurchase we, Enterprise Parent or one of our or its subsidiaries receives a specified amount of proceeds from the sale of qualifying securities that have characteristics that are the same as, or more equity-like than, the applicable characteristics of the notes.
       Our covenants in the Replacement Capital Covenant run only to the benefit of holders of the designated series of our long-term indebtedness. The Replacement Capital Covenant is not intended for the benefit of holders of the notes and may not be enforced by them, and the Replacement Capital Covenant is not a term of the indenture or the notes.
       Our ability to raise proceeds from qualifying securities during the 180 days prior to a proposed redemption or repurchase of the notes will depend on, among other things, the condition of our business and our financial condition, market conditions at that time as well as the acceptability to prospective investors of the terms of those qualifying securities.
       The Replacement Capital Covenant may be terminated if the holders of at least a majority by principal amount of the then existing covered debt agree to terminate the Replacement Capital Covenant, or if we no longer have outstanding any indebtedness that qualifies as covered debt, and will terminate on August 1, 2036 if not terminated earlier.
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
       The following summary describes certain United States federal income tax considerations associated with the purchase, ownership and disposition of the notes by United States Holders (as defined below) and non-United States Holders (as defined below), as of the date hereof. Except where noted, this summary deals only with the notes held as capital assets by holders who acquired the notes upon their original issuance at their public offering price set forth accompanying pricing term sheet. Some holders (including banks, insurance companies, tax-exempt organizations, financial institutions, regulated investment companies, mutual funds, persons whose functional currency is not the U.S. dollar, persons subject to alternative minimum tax, broker-dealers, persons that hold the notes as part of a straddle, hedge, conversion transaction or other integrated investment, expatriates, controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax) may be subject to special rules not discussed below. The discussion below does not address the effect of any state, local or foreign tax law.
       Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Because the foregoing are subject to change or differing interpretations, possibly on a retroactive basis, the United States federal income tax consequences of an investment in the notes may be different from those discussed below.
       A “United States Holder” of the notes means a holder that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
       A “non-United States holder” means a beneficial owner of the notes that is for United States federal income tax purposes:

•	an individual that is not a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) not created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust other than an estate or trust that is a United States Holder as defined above.
       If a partnership or other entity treated as a partnership for United States federal income tax purposes holds the notes, the United States federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your own tax advisor on this, as well as other issues.
       There is no clear authority addressing the United States federal income tax treatment of the notes. Accordingly, you should consult your tax advisor in determining the tax consequences to you of purchasing, holding and disposing of the notes, including the application to your particular situation of the United States federal income tax considerations discussed below, as well as the application of state, local, or other tax laws.
Classification of the Notes
       In connection with the issuance of the notes, Bracewell & Giuliani LLP, special tax counsel to us, will render its opinion to us generally to the effect that, under then current law and assuming full compliance with the terms of the indenture and other relevant documents, and based on the facts, assumptions and analysis contained in that opinion, as well as representations we make, the notes will be classified for United States federal income tax purposes upon issuance as indebtedness of Enterprise (although there is no clear authority directly on point). That opinion will not be binding on the IRS or any court. The determination of whether an instrument is indebtedness for United States federal income tax purposes is an inherently factual one, dependent on all the facts and circumstances, with no one factor being conclusive. The remainder of this discussion assumes that the classification of the notes as indebtedness of Enterprise will be respected for United States federal income tax purposes.
United States Holders
Interest Income and Original Issue Discount
       Under applicable Treasury regulations, a “remote” contingency that stated interest will not be timely paid will be ignored in determining whether a debt instrument is issued with original issue discount, or OID. We believe that the likelihood of our exercising our option to defer payments is remote within the meaning of the Treasury regulations. Based on the foregoing, we believe that the notes will not be considered to be issued with OID at the time of their original issuance. Accordingly, each United States Holder of notes should include in gross income that holder’s allocable share of interest on the notes in accordance with that holder’s method of tax accounting.
       Under applicable Treasury regulations, if the option to defer any payment of interest was determined not to be “remote,” or if we exercised that option, the notes would be treated as issued with OID at the time of issuance or at the time of that exercise, as the case may be. In that case, all stated interest on the notes thereafter would be treated as OID as long as the notes remained outstanding. Accordingly, all of a United States Holder’s taxable interest income relating to the notes would constitute OID that would have to be included in income on an economic accrual basis before the receipt of the cash attributable to the interest, regardless of that holder’s method of tax accounting, and actual distributions of stated interest would not be reported as taxable income. Consequently, such a holder of notes would be required to include OID in gross income even though we will not make actual payments on the notes during a deferral period.
       No rulings or other interpretations have been issued by the IRS which have addressed the meaning of the term “remote” as used in the applicable Treasury regulations, and it is possible that the IRS could take a position contrary to the interpretation in this document.
       If the IRS were to challenge successfully the classification of the notes as indebtedness, payments on the notes likely would be treated as guaranteed payments or distributions with respect to a preferred partnership interest. In such case, United States Holders of the notes that are employee benefit plans, and most other organizations exempt from United States federal income tax including individual retirement accounts and other retirement plans, could be subject to United States federal income tax on their income with respect to the notes as unrelated business taxable income.

       We intend to take the position that the sale of the notes offered by this document will be a qualified reopening for purposes of the OID rules. Consequently, for United States federal income tax purposes, such notes will have the same issue date, issue price and (with respect to holders) adjusted issue price as the notes issued on July 18, 2006.
Bond Premium
       The notes will be sold with a bond premium, generally equal to the excess, if any, of a holder’s tax basis over the amount payable at maturity or, if a smaller premium would result, on an earlier call date. A United States Holder may elect to amortize the bond premium, in which case the amortizable bond premium is allocated to payments of interest and treated as an offset to interest income. If an election to amortize the bond premium is not made, a United States Holder must include the full amount of each interest payment in income in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes and generally will receive a tax benefit from the bond premium only upon computing such holder’s gain or loss upon the sale or other disposition or payment of the principal amount of the notes. If a United States Holder elects to amortize the bond premium, the election will apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that such holder holds at the beginning of the first taxable year to which the election applies or that such holder thereafter acquires. The election may be revoked only with the consent of the IRS. United States Holders are encouraged to consult their own tax advisors regarding the application of the bond premium rules to their purchases of notes.
Sale, Exchange, Redemption or Retirement of the Notes
       Upon sale, exchange, redemption or retirement of the notes, a United States Holder will recognize gain or loss equal to the difference between its adjusted tax basis in the notes and the amount realized on the sale, exchange, redemption or retirement of the notes. Assuming that we do not exercise our option to defer payment of interest on the notes and that the notes are not deemed to be issued with OID, a United States Holder’s adjusted tax basis in the notes generally will be that holder’s initial purchase price as adjusted for amortization of bond premium, if any. If the notes are deemed to be issued with OID, a United States Holder’s adjusted tax basis in the notes generally will be its initial purchase price, increased by OID previously includible in that holder’s gross income to the date of disposition and decreased by distributions or other payments received on the notes since and including the date that the notes were deemed to be issued with OID. That gain or loss generally will be a capital gain or loss, except to the extent of any accrued interest relating to that United States Holder’s ratable share of the notes required to be included in income, and generally will be a long-term capital gain or loss if the notes have been held for more than one year. Capital losses generally cannot be applied to offset ordinary income for United States federal income tax purposes.
Pre-Issuance Accrued Interest
       A portion of the purchase price of the notes is attributable to the amount of interest accrued for the period prior to the issue date of the notes. Consequently, the notes should be treated as having been sold for an amount that excludes any pre-issuance accrued interest. If the notes are so treated, a portion of the first stated interest payment equal to any excluded pre-issuance accrued interest will be treated as a return of such pre-issuance accrued interest and will not be taxable as interest on the notes.
Information Reporting and Backup Withholding
       Generally, interest on the notes will be subject to information reporting on Internal Revenue Service Form 1099-INT or, if interest on the notes constitutes OID as discussed above under “— United States Holders — Interest Income and Original Issue Discount,” on Internal Revenue Service Form 1099-OID. In addition, United States Holders may be subject to a backup withholding tax on those payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. United States Holders also may be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the notes. Any amounts withheld under the backup withholding rules will be allowed as a credit against the United States Holder’s United States federal income tax liability, so long as the required information is timely furnished to the IRS.
Non-United States Holders
       No withholding of United States federal income tax will apply to interest paid on notes to a non-United States Holder under the “portfolio interest exemption,” so long as:

•	the interest is not effectively connected with the non-United States Holder’s conduct of a trade or business in the United States;

•	the non-United States Holder does not actually or constructively own 10% or more of the capital or profits interests in us;

•	the non-United States Holder is not a controlled foreign corporation that is related directly or constructively to us through stock ownership;

•	the non-United States Holder is not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	the non-United States Holder provides to the withholding agent, in accordance with specified procedures, a statement to the effect that such non-United States Holder is not a United States person (generally by providing a properly executed IRS Form W-8BEN).
       If a non-United States Holder cannot satisfy the requirements of the portfolio interest exemption described above, interest paid on the notes (including payments in respect of OID, if any, on the notes) made to a non-United States Holder should be subject to a 30% United States federal withholding tax, unless that non-United States Holder provides the withholding agent with a properly executed statement (i) claiming an exemption from or reduction of withholding under an applicable United States income tax treaty or (ii) stating that the interest is not subject to withholding tax because it is effectively connected with that non-United States Holder’s conduct of a trade or business in the United States.
       If a non-United States Holder is engaged in a trade or business in the United States (or, if an applicable United States income tax treaty applies, if the non-United States Holder maintains a permanent establishment within the United States) and the interest is effectively connected with the conduct of that trade or business (or, if an applicable United States income tax treaty applies, attributable to that permanent establishment), that non-United States Holder will be subject to United States federal income tax on the interest on a net income basis in the same manner as if that non-United States Holder were a United States Holder. In addition, a non-United States Holder that is a foreign corporation engaged in a trade or business in the United States may be subject to a 30% (or, if an applicable United States income tax treaty applies, a lower rate as provided) branch profits tax.
       Any gain realized on the sale, exchange, redemption or retirement of the notes generally will not be subject to United States federal income tax unless:

•	that gain is effectively connected with the non-United States Holder’s conduct of a trade or business in the United States (or, if an applicable United States income tax treaty applies, is attributable to a permanent establishment maintained by the non-United States Holder within the United States); or

•	the non-United States Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.
       In general, backup withholding and information reporting will not apply to interest paid on the notes to a non-United States Holder, or to proceeds from the sale, exchange, redemption or retirement of the notes by a non-United States Holder, in each case, if the non-United States Holder certifies under penalties of perjury that it is a non-United States Holder and neither we nor our paying agent has actual knowledge (or reason to know) to the contrary. Any amounts withheld under the backup withholding rules will entitle such non-United States Holder to a credit against United States federal income tax liability and may entitle such non-United States Holder to a refund, so long as the required information is timely and properly furnished to the IRS. In general, if notes are not held through a qualified intermediary, the amount of payments made on such notes, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the IRS.
       Non-United States Holders should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.
       If the IRS were to challenge successfully the classification of the notes as indebtedness, payments on the notes likely would be treated as guaranteed payments or distributions with respect to a preferred partnership interest. In such case, non-United States Holders of the notes would be treated as engaged in a trade or business within the United States, be required to file a United States federal income tax return and pay taxes on their share of our income or gain and be subject to withholding.
       THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.
CERTAIN ERISA CONSIDERATIONS
       A fiduciary of a pension, profit-sharing or other employee benefit plan subject to Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or an employee benefit plan or plan subject to any state or local law or other restrictions materially similar to Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) (each, a “Plan”), should consider the fiduciary standards of ERISA or Similar Law in the context of such a Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether such an investment is in accordance with the documents governing the Plan and whether the investment is appropriate for the Plan in view of its overall investment policy and diversification of its portfolio. The notes may not be sold to any Plan unless either (i) the purchase and holding of the notes would not be a transaction prohibited under Section 406 of ERISA, Section 4975 of the Code, and Similar Law or (ii) one of the following Prohibited Transaction Class Exemptions (“PTCE”) issued by the U.S. Department of Labor (or a materially similar exemption or exception under Similar Law) applies to the purchase, holding and disposition of the notes:

•	PTCE 96-23 for transactions determined by in-house asset managers;

•	PTCE 95-60 for transactions involving insurance company general accounts;

•	PTCE 91-38 for transactions involving bank collective investment funds;

•	PTCE 90-1 for transactions involving insurance company separate accounts; or

•	PTCE 84-14 for transactions determined by independent qualified professional asset managers.

       Any purchaser of the notes or any interest therein will be deemed to have represented and warranted to us on each day from and including the date of its purchase of such notes through and including the date of disposition of such notes that either:
       (a) Plan assets under ERISA and the regulations issued thereunder, or under any Similar Law, are not being used to acquire the notes; or
       (b) Plan assets as so defined are being used to acquire notes but the purchase, holding and disposition of the notes, either (1) are not and will not be a “prohibited transaction” within the meaning of ERISA, the Code or Similar Law or (2) are and will be an exempt prohibited transaction by one or more of the following prohibited transaction exemptions: PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, or a materially similar exception under Similar Law.
       The discussion set forth above is general in nature and is not intended to be complete. In addition, such discussion assumes that the notes will constitute indebtedness as opposed to “equity” interests under the U.S. Department of Labor’s plan asset regulations or Similar Law. Although such characterization of the notes would appear appropriate, we can offer you no assurance that this will be the case. Accordingly, it is important that any person considering the purchase of notes with Plan assets consult with its counsel regarding the consequences under ERISA, the Code or other Similar Law, of the acquisition and ownership of notes. The sale of the notes to a Plan is in no respect a representation by us or the underwriters that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.
INFORMATION INCORPORATED BY REFERENCE
       Enterprise Parent files annual, quarterly and current reports, and other information with the Commission under the Exchange Act (Commission File No. 1-14323). You may read and copy any document Enterprise Parent files at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-732-0330 for further information on the public reference room. Enterprise Parent’s filings are also available to the public at the Commission’s web site at http://www.sec.gov. In addition, documents filed by Enterprise Parent can be inspected at the offices of the New York Stock Exchange, Inc. 20 Broad Street, New York, New York 10002.
       Enterprise Parent hereby incorporates by reference the documents listed below and any future filings it makes with the Commission under section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed (other than information furnished under Items 2.02 or 7.01 of any Form 8-K, which is not deemed filed under the Exchange Act):

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Reports on Form 10-Q for the periods ended March 31, 2006 and June 30, 2006; and

•	Current Reports on Form 8-K filed with the Commission on February 16, 2006, February 17, 2006, February 27, 2006, March 3, 2006, June 26, 2006, June 26, 2006, July 13, 2006, July 19, 2006, August 14, 2006, August 25, 2006 and September 8, 2006.
FORWARD-LOOKING STATEMENTS
       This document and some of the documents we have incorporated herein by reference contain various forward-looking statements and information that are based on our beliefs and those of our general partner, as well as assumptions made by and information currently available to us. These forward-

looking statements are identified as any statement that does not relate strictly to historical or current facts. When used in this document or the documents we have incorporated herein by reference, words such as “anticipate,” “project,” “expect,” “plan,” “goal,” “forecast,” “intend,” “could,” “believe,” “may,” and similar expressions and statements regarding our plans and objectives for future operations, are intended to identify forward-looking statements. Although we and our general partner believe that such expectations reflected in such forward-looking statements are reasonable, neither we nor our general partner can give assurances that such expectations will prove to be correct.
       Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on our results of operations and financial condition are:

•	fluctuations in oil, natural gas and NGL prices and production due to weather and other natural and economic forces;

•	a reduction in demand for our products by the petrochemical, refining or heating industries;

•	the effects of our debt level on our future financial and operating flexibility;

•	a decline in the volumes of NGLs delivered by our facilities;

•	the failure of our credit risk management efforts to adequately protect us against customer non-payment;

•	terrorist attacks aimed at our facilities; and

•	our failure to successfully integrate our operations with assets or companies we acquire.
       You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors described under “Risk Factors” in this document and in the accompanying prospectus and in Enterprise Parent’s Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission on February 27, 2006.

APPENDIX B
CAPITALIZATION
     The following table sets forth Enterprise Parent’s capitalization as of June 30, 2006:
•	on a consolidated historical basis; and

•	on an as adjusted basis to give effect to:
(i)	the sale of $300 million aggregate principal amount of the junior subordinated notes on July 18, 2006 and the related application of net proceeds we received from that sale to temporarily reduce borrowings under our multi-year revolving credit facility;

(ii)	the sale of $200 million aggregate principal amount of the junior subordinated notes on August 22, 2006 and the related application of net proceeds we received from that sale to temporarily reduce borrowings under our multi-year revolving credit facility;

(iii)	the sale of 12,650,000 common units by Enterprise Parent in September 2006 at a public offering price of $25.80 per common unit; the proportionate net capital contribution of $6.4 million by the general partner of Enterprise Parent; and the application of $23.8 million of the net proceeds of $320.3 million (after exercise of the underwriters’ over-allotment option on September 11, 2006) to temporarily reduce debt under our multi-year revolving credit facility; and

(iv)	the sale of $50 million aggregate principal amount of the junior subordinated notes in this offering.
     For as adjusted presentation purposes only, all of the net proceeds from this offering as well as $296.5 million of net proceeds from the September 2006 equity offering by Enterprise Parent are shown as being retained in cash for general partnership purposes.
     The as adjusted data on the following page does not reflect events subsequent to June 30, 2006 that are not significant individually or in the aggregate. These events include: (i) the quarterly cash distribution of $214.8 million paid by Enterprise Parent in August 2006; (ii) our acquisition of certain South Texas midstream assets (the “Cerrito” transaction) and related payments, borrowings and issuance of common units in July 2006; and (iii) our acquisition of a South Texas NGL pipeline and related payments and borrowings in August 2006.
     On an as adjusted basis, after giving effect to the additional issuance of junior subordinated notes in this offering, the September 2006 equity offering of Enterprise Parent, and the July and August 2006 issuances of junior subordinated notes and the related application of net proceeds from each, as adjusted interest expense would have increased by $7.8 million for the six months ended June 30, 2006 and $15.7 million for the year ended December 31, 2005.
     The historical data presented in the table on the following page are derived from and should be read in conjunction with the historical financial statements of Enterprise Parent, which are filed with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934. Such filings are available to the public at the Commission’s website at http://www.sec.gov and are incorporated herein by reference.

Enterprise Parent Historical and As Adjusted Capitalization
As of June 30, 2006
(Dollars in millions)

		Pro forma
	Historical	As adjusted
Cash and cash equivalents	$24.5	$364.9

Long-term borrowings:
Multi-Year Revolving Credit Facility, variable rate, due October 2011 (1)	$530.0	$—
Pascagoula MBFC Loan, 8.70% fixed-rate, due March 2010	54.0	54.0
Senior Notes B, 7.50% fixed-rate, due February 2011	450.0	450.0
Senior Notes C, 6.375% fixed-rate, due February 2013	350.0	350.0
Senior Notes D, 6.875% fixed-rate, due March 2033	500.0	500.0
Senior Notes E, 4.00% fixed-rate, due October 2007	500.0	500.0
Senior Notes F, 4.625% fixed-rate, due October 2009	500.0	500.0
Senior Notes G, 5.60% fixed-rate, due October 2014	650.0	650.0
Senior Notes H, 6.65% fixed-rate, due October 2034	350.0	350.0
Senior Notes I, 5.00% fixed-rate, due March 2015	250.0	250.0
Senior Notes J, 5.75% fixed-rate, due March 2035	250.0	250.0
Senior Notes K, 5.20% fixed-rate, due May 2010	500.0	500.0
Dixie revolving credit facility, due June 2007	10.0	10.0
GulfTerra senior subordinated notes	5.1	5.1

Total senior debt obligations	4,899.1	4,369.1
Junior Subordinated Notes, due August 2066	—	550.0
Other, including unamortized discounts and premiums	(77.7)	(69.2)

Total debt obligations	4,821.4	4,849.9
Minority interest	120.7	120.7
Partners’ equity:
Limited partners	5,857.6	6,171.4
General partner	119.5	125.9
Accumulated other comprehensive income	10.9	10.9

Total partners’ equity	5,988.0	6,308.2

Total capitalization	$10,930.1	$11,278.8

(1)	Borrowings with respect to commitments of $48 million under our multi-year revolving credit facility mature in October 2010 and borrowings with respect to commitments of $1.2 billion mature in October 2011. As of September 14, 2006, we had no debt outstanding under our multi-year revolving credit facility.